SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ANNUAL INFORMATION UPDATE (AIU)

FOR RYANAIR HOLDINGS PLC

In compliance with

Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005)

1.   Introduction

Ryanair Holdings Plc published its Annual Report on the 22 July 2010 and is submitting its AIU to the Exchange as required under Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005). We are also publishing the AIU via an RIS today and making it available in the Investor Section of our website, www.ryanair.com.

2.   Chronological list of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature, i.e., as prescribed by the rules of the markets on which the securities are admitted to trading, in the previous 12 months together with the date of the release.

This includes all announcements and filings made under the rules of the ISE, the UKLA and the NASDAQ markets. This also includes all Companies Registration office ('CRO') filings during the period, which are listed separately from the market filings.

ISE/UKLA/NASDAQ FILINGS
Date	Announcement

31/08/2010	Total Voting Rights
31/08/2010	Ryanair to close Belfast City base
27/08/2010	Holding(s) in Company
04/08/2010	Ryanair's Traffic Grows 13% In July To Record 7.6M
03/08/2010	Total Voting Rights
30/07/2010	Holding(s) in Company
29/07/2010	Holding in Company
29/07/2010	Dutch Court Bans Wegolo Selling Ryanair Flights
27/07/2010	Director/PDMR Shareholding
27/07/2010	Director/PDMR Shareholding
26/07/2010	Director/PDMR Shareholding
23/07/2010	Annual Report on Form 20-F
22/07/2010	Availability of Annual Report
22/07/2010	Ryanair Announces 44th Base at Seville
20/07/2010	First Quarter Results
19/07/2010	Holding in Company
16/07/2010	Monthly Record Smashed with 7M Passengers
08/07/2010	Ryanair Cuts Dublin Winter Capacity by 15%
06/07/2010	Ryanair Response to EU Court Ruling
05/07/2010	Ryanair's June Traffic Grows 15%
30/06/2010	Total Voting Rights
29/06/2010	Holding in Company
29/06/2010	Ryanair Cuts UK Winter Capacity by 16%
23/06/2010	Holding in Company
23/06/2010	Ryanair Launches Base at Valencia
22/06/2010	Ryanair Opens Malaga Base
21/06/2010	Correction - Director/PDMR Shareholding
17/06/2010	Statement in Advance of Aer Lingus AGM
11/06/2010	Director/PDMR Shareholding
11/06/2010	Holding(s) in Company
10/06/2010	5 New Routes from Bologna
09/06/2010	Two New Routes from Dusseldorf (Weeze)
03/06/2010	Holding in Company
03/06/2010	Director Declaration
03/06/2010	Director Declaration
03/06/2010	Ryanair's May Traffic Grows 17%
01/06/2010	Full Year Results
01/06/2010	Total Voting Rights
28/05/2010	Ryanair Appoints Two New Non Executive Directors
26/05/2010	Welcomes Swedish Court Decision on Compensation
26/05/2010	Ryanair Announces 42nd Base at Barcelona El Prat
25/05/2010	Ryanair No 1 Customer Service Stats - April 2010
20/05/2010	EUR25M Maintenance Facility in Frankfurt Hahn
20/05/2010	Ryanair Reject False Claims re Marseille Opertions
18/05/2010	Ryanair dismisses ENAC's false claims of violation
06/05/2010	Ryanair's April Traffic Grows 17%
04/05/2010	Blocklisting Interim Review
30/04/2010	Total Voting Rights
27/04/2010	Ryanair Response to EU Report on Volcanic Ash
27/04/2010	Ryanair No. 1 Customer Service Statistics Mar 2010
22/04/2010	Holding in Company
20/04/2010	Impact of Volcanic Ash Flight Cancellations
13/04/2010	13th Aircraft for Brussels (Charleroi)
07/04/2010	Ryanair's Traffic Grows 13% in March
01/04/2010	Ryanair Raises Full Year Profit Guidance
01/04/2010	Total Voting Rights
30/03/2010	Ryanair's Oslo Rygge Base Opens Today
30/03/2010	Ryanair Dismisses Air France's False Claims
29/03/2010	In-Flight Phone Service Temporarily On Hold
25/03/2010	Ryanair's Faro Base Opens Today
25/03/2010	Ryanair's Leeds Bradford Base Opens Today
24/03/2010	Ryanair No. 1 Customer Service Statistics Feb 2010
22/03/2010	Holding in Company
10/03/2010	Schedule 13G
04/03/2010	Ryanair Announces 41st Base in Malta
03/03/2010	Ryanair's Traffic Grows 6% in February
01/03/2010	Total Voting Rights
25/02/2010	Condemns Competition Appeal Tribunal Decision
25/02/2010	Ryanair Launches First Routes to Greece
23/02/2010	Ryanair No. 1 Customer Service Statistics Jan 2010
23/02/2010	Holding in Company
10/02/2010	Ryanair Announces Second £8M Prestwick Hangar
09/02/2010	Ryanair Announces 40th Base at Kaunas, Lithuania
03/02/2010	Ryanair Traffic Grows 9% in January
02/02/2010	7 Summer Sun Routes at Cork
01/02/2010	Third Quarter Results
29/01/2010	Total Voting Rights
27/01/2010	Welcomes EC Ruling of No State Aid in Bratislava
22/01/2010	Another Victory for German Consumers
21/01/2010	20% Cut at Dublin due to DAA Costs and Tourist Tax
12/01/2010	Ryanair Calls on Irish Govt to Scrap Tourist Tax
07/01/2010	Holding in Company
07/01/2010	Holding in Company
07/01/2010	Holding in Company
07/01/2010	Ryanair Restores All Italian Domestic Flights
07/01/2010	Ryanair Investor Update
04/01/2010	Total Voting Rights
29/12/2009	Holding in Company
23/12/2009	Holding in Company
18/12/2009	Ryanair Announces 4 New Routes from Bournemouth
18/12/2009	6th Aircraft for Glasgow (Prestwick)
18/12/2009	Boeing Negotiations Terminated Unsuccessfully
16/12/2009	Ryanair Switches Shannon Routes to Kerry and Knock
16/12/2009	Ryanair Announces 39th Base at Faro
16/12/2009	Ryanair Announces 38th Base at Malaga
08/12/2009	Ryanair - 6 New Routes from Brussels (Charleroi)
08/12/2009	Ryanair Expansion at Dusseldorf (Weeze)
03/12/2009	Ryanair's Traffic Grows 15% in Novermber
03/12/2009	Holding(s) in Company
01/12/2009	Total Voting Rights
26/11/2009	Joint Report from Aer Lingus, Ryanair and Cityjet
26/11/2009	Expansion at Bologna - 1 new aircaft, 1 new route
26/11/2009	Holding in Company
25/11/2009	Expansion at Trapani, 2 New Aircraft,13 New Routes
24/11/2009	Ryanair Announces 37th Base at Oslo Rygge
24/11/2009	Holding(s) in Company
20/11/2009	Ryanair Customer Service Statistics October 09
19/11/2009	New Aircraft and New Routes in UK
17/11/2009	EasyJet Can't Compete with Ryanair's Low Fares
13/11/2009	Ryanair Welcomes BA and Iberia's White Flag
11/11/2009	Holding in Company
06/11/2009	Ryanair Four Times Bigger than British Airways
05/11/2009	Holding(s) in Company
03/11/2009	Ryanair's Traffic Grows 15% in October
02/11/2009	Total Voting Rights
02/11/2009	Ryanair Half Year Results
28/10/2009	Holding in Company
22/10/2009	Holding in Company
21/10/2009	Ryanair and Shannon Discuss 75% Cuts at Base
16/10/2009	Blocklisting Return
15/10/2009	Tourist Tax - CSO Confirms Drop in Figures
08/10/2009	Response to Aer Lingus Announcement
06/10/2009	Statement re: Aer Lingus Free Flights to Directors
05/10/2009	Ryanair Position Regarding Aer Lingus
05/10/2009	Ryanair's September Traffic Grows 17%
02/10/2009	Ryanair Fuel Hedging Update
01/10/2009	Total Voting Rights
24/09/2009	Post-AGM Statement
15/09/2009	Ryanair announces 2 new bases at Bari and Brindisi
03/09/2009	Ryanair's Traffic Up 19% in August
03/09/2009	Prime Minister Socrates Launches New Porto Base
02/09/2009	STANDARD FORM TR-1
01/09/2009	Ryanair Launches SkyEurope Rescue Fare
01/09/2009	Total Voting Rights

COMPANIES REGISTRATION OFFICE FILINGS
Date	Announcement
16/08/2010	B5 Return of Allotments
26/07/2010	B5 Return of Allotments
29/06/2010	B10 Change in Director or Secretary
29/06/2010	B10 Change in Director or Secretary
18/06/2010	B5 Return of Allotments
24/05/2010	B5 Return of Allotments
22/04/2010	B5 Return of Allotments
01/04/2010	B5 Return of Allotments
04/03/2010	B5 Return of Allotments
22/01/2010	B5 Return of Allotments
15/01/2010	B5 Return of Allotments
15/01/2010	B5 Return of Allotments
03/12/2009	B5 Return of Allotments
03/12/2009	B5 Return of Allotments
08/10/2009	B1 Annual Return - General
11/09/2009	B5 Return of Allotments

3.   Availability of the full text of the announcements/filings

All announcements prescribed by and released pursuant to the Listing Rules of the Irish Stock Exchange and the Listing Rules of the UK Listing Authority will be available on the ISE website. NASDAQ filings will be available on the EDGAR website. Copies of any filings made with the CRO will be available from the CRO.

4.   Accuracy of the information

The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

End

For further information
Juliusz Komorek - Ryanair	Joe Carmody - Edelman
00 3535 1 812 1212	00 353 1 678 9333

05 November 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 November 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary